JER INVESTORS TRUST INC.

1650 Tysons Boulevard, Suite 1600

McLean, VA 22102

December 6, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Amanda McManus

Re:	JER Investors Trust Inc.
Pre-Effective Amendment No. 3 to Registration Statement on Form S-11
(No. 333-128816)

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, JER Investors Trust Inc. hereby requests acceleration of Pre-Effective Amendment No. 3 to the Registration Statement on Form S-11, No. 333-128816, to 5:00 p.m. on Thursday, December 8, 2005, or as soon thereafter as practicable.

We acknowledge that the disclosure in the filing is the responsibility of JER Investors Trust Inc. JER Investors Trust Inc. represents to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

JER Investors Trust Inc. further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve JER Investors Trust Inc. from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

If you have any questions on this matter, please call the undersigned at (703) 714-8071.

Very truly yours,

JER INVESTORS TRUST INC.

By:	/s/ Daniel T. Ward
Daniel T. Ward
Secretary